May 4, 2005
Mail Stop 03-06
Gregory M. Ayers, M.D., Ph.D.
Chief Executive Officer
CryoCor, Inc.
9717 Pacific Heights Blvd.
San Diego, California 92121
Re:	CryoCor, Inc.
Registration Statement on Form S-1
Filed April 5, 2005
File No. 333-123841
Dear Mr. Ayers:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-1

General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.



Prospectus Summary - Page 1

Overview - Page 1
2. We note your stated belief that your trial for AF is the "only pivotal trial of a minimally invasive, catheter-based system for treating AF currently underway in the United States." We also note the similar statement that appears on page 54. Please provide supplemental independent support for these statements or remove them from the prospectus.
3. Revise the Summary to balance your discussion of your solution and strategy with the negative aspects of your business. Disclose that the company has incurred operating losses since inception and that its cryoablation system will need FDA approval before it can be marketed or used in the United States. In this regard, revise to briefly clarify the significance to the company of its anticipated application for premarket approval with the FDA.
4. We note that the cryoablation system has been used at approximately 40 medical centers worldwide. Please revise to clarify, if true, that the system is not in use in any medical center in the United States.
5. Please provide supplemental support for the statistics cited in the Summary and Business sections relating to, among other things, the number of individuals in the United States afflicted by either AF or AFL, the number of new cases, and the amount spent annually in disease-related healthcare costs.
6. Please revise to quantify, if known, how much of the $9 billion spent on AF-related heathcare costs is attributable to drug therapy and how much is attributable to treatment by heat-based ablation devices. If this information is not known, please disclose that the company`s potential market would likely be only a portion of this amount given that the company`s system for the treatment of AF is likely to be approved only for the treatment of patients who have failed drug therapy.

The Offering - Page 3
7. Please revise so that the 17,293,599 shares of common stock that will be issuable upon the closing of the offering as dividends on your Series D redeemable convertible preferred stock and the 4,136,533 shares that will be issuable upon the closing of the offering as dividends on your Series C convertible preferred stock are included in the number of shares of common stock to be outstanding after the offering. Please make corresponding revisions to your assumptions on page 4 and revise as necessary throughout the prospectus.

Summary Consolidated Financial Data - Page 5
8. Please clarify in footnote (1) and (2) that the non-cash stock-based compensation expense for research and development, and selling, general and administrative relate to expenses in 2004.

Risk Factors - Page 7

We are dependent on the success of our cryoablation system, which has not been approved by the FDA . . . - Page 8
9. We note the discussion included in this risk factor regarding the allegations of regulatory compliance deficiencies made by your former
CFO. Please revise to present your discussion of those allegations and the related investigation in a separate risk factor under an appropriate risk factor caption.
10. We note that, in response to allegations made by the company`s former CFO of irregularities and improprieties in the company`s clinical trials and FDA compliance process, the company engaged "outside FDA regulatory counsel" to assist in the investigation. Please revise to clarify, if true, that the "outside FDA regulatory counsel" was independent outside counsel unrelated to the FDA and not a representative of the FDA. Please also revise to describe with greater specificity the nature of the allegations made by the former
CFO and the time and scope limitations on the outside FDA regulatory counsel`s investigation.
11. You disclose that if the company fails to obtain FDA approval for at least one indication it will not be permitted to market its cryoablation system in the United States and may be forced to cease operations. It is unclear whether the company may market its cryoablation system if it only receives FDA approval for one application, but not the other. Please revise to clarify whether the company may market its cryoablation system for an indication approved by the FDA, even if the FDA does not approve the other indication.

We may not complete our pivotal trial for AF on schedule . . . -
Page
11
12. Please revise to illustrate this risk by quantifying the percentage of subjects who have enrolled but failed to continue to participate in a study as well as the percentage of subjects the company has been unsuccessful in following for the required 12-month period.



If the integrity of the catheter used as part of our cryoablation system is compromised . . . - Page 12
13. Please revise to address whether the company has encountered ruptures, leaks or other breaches of the catheter`s integrity during the clinical trials or use in any of the medical centers worldwide that have resulted in serious injury or death.

Even if we obtain regulatory approval, our future growth depends upon physician adoption . . . - Page 13
14. We note that your AF trial will study your system only in patients who have failed drug therapy and the likelihood that the FDA will require you to label and advertise your system only for the treatment of patients who have failed drug therapy. Given your disclosure that additional clinical trials would be required to obtain FDA approval for use in a broader population of patients, please revise to clarify how referring physicians will be permitted to refer AF patients to interventional cardiologists or electrophysiologists for treatment using your cryoablation system over drug therapy.

Use of Proceeds - Page 30
15. We note that a substantial portion of the expected net proceeds will be used for working capital and general corporate purposes.
Please revise to provide more specific disclosure regarding the anticipated use of these proceeds.

Capitalization - Page 31

16. Please respond to the following comments regarding your capitalization table and notes:

a. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

b. Please tell us why you believe that it is appropriate to exclude the current portion of your long-term debt of $1,000,000 as of December 31, 2004 from your capitalization table.

c. Please reconcile the amount of debt, both short-term and long-term, on an actual basis as of December 31, 2004, the addition of $7 million of long-term debt in March 2005, the repayment of $1.8 million in debt with those proceeds, and the balance of long-term debt of $7 million as of December 31, 2004, pro forma.

d. Please revise to reflect the effects of the conversion of your convertible preferred stock separately from the sale of your common stock in the offering.

e. Please disclose the aggregate exercise price of the warrants to purchase an aggregate of 4,684,431 shares of your common stock that will terminate if and to the extent not exercised prior to the completion of the offering.

f. Please tell us why you do not reflect the shares of your common stock that will be issued as dividends upon conversion of your Series
D and C convertible preferred stock as one of the adjustments related to the conversion of that stock as shown in the table on page 31. Similarly, please tell us why you do not reflect those shares in the dilution table on page 33.

g. Please tell us and disclose why you calculated the shares to issue as dividends upon the conversion of the Series D redeemable convertible preferred stock as of June 4, 2005 and the Series C convertible preferred stock as of March 18, 2005. Provide similar information to us and in your disclosure for the dilution information beginning on page 33 and throughout the filing where you refer to this same information.

Dilution - Page 33
17. Please quantify the further dilution to be experienced by your new investors to extent your outstanding options and warrants are exercised. Please also expand your disclosures in this section to explain how the table that discloses "shares purchased" and "total consideration" would change if you assume the exercise of all outstanding options and warrants.

Selected Consolidated Financial Data - Page 35

18. Please tell us and disclose how you determined the pro forma number of shares used to compute basic and diluted net loss per share attributable to common stockholders.

19. Please revise to include your total long-term obligations in the table. See Item 301 of Regulation S-K. Please also briefly describe, or cross-reference to where you discuss, the increase of $7 million in your long-term debt in March 2005.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 37

Results of Operations - Page 38

20. We note on page F-15 that you increased your inventory reserve by approximately $500,000. Please revise your discussion of changes in cost of sales to disclose the nature, timing, measurement and amount of the reserve. Quantify the remaining balance of inventory items previously written-down or written-off and the significant components of that balance as long as a significant balance of such items remain on hand. Disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for the period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set timeline for the sale of scrapping of these items.

21. In cases where you cite more than one factor in explaining a change in a financial statement item, please quantify each factor to the extent practicable. Also, please revise to disclose the number of finance and administrative employees added during 2005, similar to your discussion for research and development expenses, or tell us why you believe the disclosure is not required.

22. We note your disclosure under Legal Proceedings beginning on page
79. Please tell us why you did not discuss the impact of not being successful in the proceedings within MD&A. Tell us and disclose, if significant, whether or not the underlying patents claims are material to your business.

23. Please tell us and revise to explain why sales outside the United
States have not been significant to date given that you were approved for these sales in 2002.

Liquidity and Capital Resources - Page 39

24. Please reconcile the disclosures on page 40 with your discussion and quantification of use of proceeds on page 30.

Contractual Obligations - Page 41

25. With respect to your discussion of the agreements with clinical sites and contract research organizations, please tell us why you have not included this information within the table as a purchase obligation. Explain to us why the agreements are not agreements to purchase services that are enforceable and legally binding on you and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. Include a discussion of the significant terms of these agreements.

Critical Accounting Policies and Significant Judgments and
Estimates
- Page 41

26. Since your valuation was retrospective, we believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:
a. The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
b. Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.
c. Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.
d. Disclose the valuation method used and the reasons why you choose that method.
27. Due to the significance of the grants made in 2005, please also discuss the amount of deferred stock compensation you will record associated with those options and the timing of the related amortization.

Business - Page 45

Market Overview - Page 49
28. Please supplementally provide us with copies of the articles and periodicals cited throughout this section.
29. Supplementally advise whether the Atrial Fibrillation
Foundation
and the National Institute of Neurological Disorders and Stroke have consented to being named and the inclusion of their data in the prospectus.

CryoCor`s Clinical Development Program and Status - Page 57
30. Please supplementally provide us with copies of the articles cited in the table on page 59 and throughout the Business section. We may have further comments.




Sales and Marketing - Page 65
31. Please file your distribution agreements as exhibits or tell us why they are not required to be filed.

Intellectual Property - Page 71
32. Please describe the material terms of your license and other agreements with Cryogen.

Management - Page 81
33. Please revise where appropriate to clarify whether Mr.
Wheeler,
as Chairman of the Board, is serving as such in an executive or non-executive capacity.

Executive Officers and Directors- Page 81
34. Please revise the biographical summaries for each of your directors who is an officer, director, employee and/or affiliate of one or more of your principal stockholders and/or their affiliates to clarify with greater specificity the nature of the relationship between each such director and the principal stockholder and/or its affiliates during the past five years.

Audit Committee - Page 85
35. We note that Mr. Minocherhomjee beneficially owns approximately
24% of your outstanding shares. We also note your statement that your board has determined that Mr. Minocherhomjee is independent for purposes of Rule 10A-3 of the Exchange Act, despite the fact that he falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii). Please revise to explain the basis for the board`s determination, particularly given that Mr. Minocherhomjee appears to be an affiliated person of the company. Please also supplementally explain to us why Mr. Minocherhomjee is not deemed to be an affiliate under
Rule 10A-3(e)(1)(iii), given his status as a "principal" of William
Blair & Company, L.L.C., an entity that is affiliated with the beneficial owners of approximately 24% of your outstanding shares. We may have further comment.

Summary Compensation Table - Page 87
36. Please include appropriate footnote disclosure regarding the nature and, if required, amount of all items categorized as "Other Annual Compensation" and "All Other Compensation." Please also tell us supplementally why the payments relating to the lease of a vehicle for Mr. Ayers and the associated insurance premiums are not properly disclosed as "Other Annual Compensation" rather than "All Other Compensation."

Principal Stockholders - Page 106
37. Identify the individuals who beneficially own the shares held by each entity named in the table.

Shares Eligible for Future Sale - Page 117
38. Please quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144(k) after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.

Lock-up Agreements - Page 118
39. We note that you expect some stockholders will not enter into lock-up agreements. If material, identify the stockholders that are not subject to lock-up agreements. Please also disclose the aggregate amount and percentage of your post-offering outstanding shares held by stockholders who will not be subject to lock-up agreements.

Underwriting - Page 120

40. We note that W.R. Hambrecht intends to conduct the offering using an OpenIPO auction method of distribution. Please have W.R. Hambrecht supplementally confirm to us that the method of distribution to be used in this offering will not differ materially from the method used by W.R. Hambrecht in prior OpenIPO initial public offerings conducted by W.R. Hambrecht within the past two years. If the method of distribution to be used in this offering differs materially from that used in prior offerings, please describe those differences in detail. For example, we would consider any expanded use of the Internet or any other form of electronic media in connection with the auction to be a material change in the method of distribution.
41. Please confirm that the information on the underwriters` websites will be limited to the electronic prospectus and other information permitted by Rule 134, or information that is ministerial in nature.
42. Identify any members of the underwriting syndicate, other than W.R. Hambrecht + Co. LLC, that will engage in any electronic offer, sale and distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. In addition, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.
Also provide us with all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into such arrangements, promptly supplement your response.

Lock-Up Agreements - Page 128
43. Please expand your disclosure to briefly address the factors that the underwriter will consider in deciding whether to consent to the early release of shares subject to the lock-up agreement. Please further disclose whether the underwriter has any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-
day period.
Consolidated Financial Statements - Page F-1

44. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

Note 1.  Summary of Significant Accounting Policies - Page F-8

Pro Forma Redeemable Convertible Preferred Stock and Stockholders` Equity (unaudited) - Page F-9

45. Please revise to explain how you calculated the total pro forma shares of 200,207,236.

Revenue Recognition - Page F-9

46. We note that your products include a console and articulating CryoArm, and disposable catheter and sheath. Please tell us how you sell these products, including the significant terms of the sales. Include a discussion of any free products, leases, minimum purchases, etc. Ensure that your accounting policy disclosure for revenue recognition adequately addresses each type of product. Specifically, address how your return policy upon expiration applies to the console and articulating CryoArm.

Clinical Trial Expenses - Page F-10

47. Please tell us and revise to disclose the significant terms of your agreements for the clinical trails. Ensure that your accounting policy disclosure adequately explains how you account for those terms and why. Tell us why you accrue the cost of setting up clinical sites immediately and cite the accounting literature upon which you relied.
Tell us and explain what you mean by the term "immediately." Tell us why it is appropriate to accrue for clinical costs related to patient enrollments upon enrollment in the trial. Cite the accounting literature upon which you relied. Reconcile with your disclosure on page 43.

Deferred Stock Compensation - Page F-12

48. Please tell us and revise to disclose (a) the number of shares underlying the options grants in 2005, (b) the weighted average exercise price of those options, (c) the amount of deferred compensation to be recorded in 2005 related to those options, (d) the significant assumptions underlying the calculation of the amount of deferred compensation in 2004 and 2005, and (e) the expected future annual amortization related to the 2005 awards.

Note 5.  Preferred Stock and Stockholders` Equity (Deficit) - Page
F-
17

Preferred Stock - Page F-17

49. Please tell us and disclose the conversion rate for the Series D redeemable convertible preferred stock. Address the application of EITF 00-27 to this issuance.

50. Please show us how you determined the number of shares to reserve for issuance upon conversion of the Series A, B, and C preferred stock of 1,541,689, 12,506,776, and 24,128,531, as disclosed on page
F-17.

Stock Warrants - Page F-19

51. Please disclose the fair value of the warrant issued in conjunction with the subordinated bridge notes and the significant assumptions used to determine that value. Tell us how you determined the amount of the beneficial conversion feature.

Common Stock - Page F-20

52. Please tell us how you determined the compensation expense associated with the common stock issued in November and December
2004.
2000 Stock Option Plan - Page F-20

53. We note that options for 30,448,395 shares of common stock have been granted at a weighted-average exercise price of $0.02 per share in fiscal year 2004. Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
a) For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.
b) Discuss who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

54. Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value the options and warrants granted in 2004 and 2005 is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

55. We note on page F-21 that the weighted-average fair value of options granted during 2004 was $0.02 per share, which was revalued retrospectively as discussed on page F-12. Please revise the disclosure on page F-21 to include the revised value of the weighted-average fair value of the options granted in 2004, or tell us why no revision is necessary.

Stock Options Granted to Nonemployees - Page F-21

56. Please tell us how you determined the compensation expense associated with the options issued to consultants in 2004.

Note 9.  Subsequent Events - Page F-24

Long-Term Debt - Page F-24

57. Please revise to include disclosure of the restrictive covenants discussed on page 8 as related to your current loan.

58. Please tell us and disclose the significant assumptions used to determine the fair value of the warrants.

59. Please tell us why you do not discuss the issuance of options in
2005. See paragraph 41 of SFAS 128.

Part II.  Information Not Required in Prospectus - Page II-1

Item 14.  Indemnification of Directors and Officers - Page II-1
60. Please eliminate the references to other documents that currently appear at the end of this section and revise as appropriate to ensure that all required indemnification disclosures have been included in the registration statement.

Item 15.  Recent Sales of Unregistered Securities - Page II-3

61. Please revise to clarify the exemption(s) from the registration requirements of the Securities Act relied upon in connection with each disclosed offering and, to the extent not already clear from each description, the facts relied upon to support the availability of the exemption(s) in each case.
62. Please revise to identify the purchasers in each disclosed offering by name or by class. Please also revise to disclose the number of purchasers that participated in each such offering.
63. Please revise to explain in greater detail the material terms of the "commitment agreement" pursuant to which investors may become obligated to purchase additional shares of Series D redeemable convertible preferred stock in the future. Please also supplementally explain why the offering of securities under the commitment agreement should not be integrated with the registered public offering.

Exhibit Index
64. Refer to Exhibit 10.12.  We note that Exhibits C and D to
Exhibit
10.12 are blank, and it does not appear that they have been marked as information for which confidential treatment has been requested.
Please include this information in your next amendment.

Consent of Independent Auditors - Exhibit 23.1

65. Please provide a currently dated accountants` consent prior to requesting effectiveness.


*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Traci Hornfeck at (202) 824-5565 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 824-5661 or me at
(202) 942-7924 with any other questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Frederick T. Muto, Esq.
		Matthew T. Browne, Esq.
		David W. Pollak, Esq.
		Stephanie Gulkin Satz, Esq.

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Gregory M. Ayers, M.D., Ph.D.
CryoCor, Inc.
May 4, 2005
Page 1